TELA Bio, Inc.
1 Great Valley Parkway, Suite 24
Malvern, Pennsylvania 19355

June 23, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street NE

Washington, D.C. 20549

Attn: Jason L. Drory

Re:	TELA Bio, Inc.
Registration Statement on Form S-1
SEC File No. 333-239386
Filed June 23, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TELA Bio, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-239386) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on June 25, 2020, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to Rachael Bushey, Esq. of Pepper Hamilton LLP at (215) 981-4331.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

TELA BIO, Inc.

By:	/s/ Antony Koblish
Name: Antony Koblish
Title: President and Chief Executive Officer

Cc: Rachael Bushey, Pepper Hamilton LLP